917335

3-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

CRISTALERÍAS DE CHILE S.A.
(registrant)

Glassworks of Chile, Inc.
(Translation of registrant's name into English)

Hendaya 60 of. 201
Las Condes
Santiago
Chile
(Address of principal executive offices)

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Cristalerias de Chile S.A.

Contents:

Press Release

Note

Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing a Notice of Meeting for its Regular General Shareholders Meeting . This letter is a free translation from the original in Spanish

Cristalchile

NYSE: CGW
Santiago: Cristales

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 246-8855
EMAIL: rdunner@cristalchile.cl

FOR IMMEDIATE RELEASE

CRISTALERIAS DE CHILE ANNOUNCES NOTICE OF MEETING

Santiago, March 7th, 2002.

As agreed by the Board of Directors, the shareholders of Cristalerías de Chile S.A. are summoned to a Regular General Shareholders Meeting on April 16th, 2002, at 16:45 p.m., at the Company's offices located at Camino a Valparaíso Nº 501, Padre Hurtado, for the purpose of submitting the following matters to the shareholders' consideration:

1. Approval of the Company's Annual Report, Financial Statements and application of the Company's results for the fiscal year ended December 31, 2001.
2. Determination of the Board of Directors´ compensation for the fiscal year 2002.
3. Determination of the remuneration of the Directors that will participate in the Committee –according to Article 50 bis of Act No. 18.046 (Corporations Act)- and its expenses for operation.
4. Appointment of an external auditing firm.
5. Election of the media for public announcements.
6. To inform businesses and transactions with related companies according to Article 44 of Act No.18.046.
7. Other matters of interest for the Company, different from those that must be discussed in a Special General Shareholders Meeting.

SHAREHOLDERS WITH RIGHT TO PARTICIPATE

Shareholders registered in the Registry of Shareholders as of April 10th, 2002, will have the right to participate in the General Shareholders Meeting.

DIVIDEND Nº 149

The Company notifies the Shareholders that the Board of Directors will propose to the Regular General Shareholders Meeting the payment of a final dividend (No. 149), of Ch$66.10 per Share (1 ADR = 3 shares), in respect to fiscal year 2001's net income. If approved by the Shareholders Meeting, the dividend will be paid starting on April 26, 2002, to all the Shareholders registered as of April 19, 2002 in the Registry of Shareholders.

CRISTALERÍAS DE CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERÍAS DE CHILE S.A.

By:____________________________

Name: Cirilo Elton González

Title : Chief Executive Officer

Date : 03.07.2002